Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fairfield County Bank, MHC

We consent to the use in the Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission of our report dated March 12, 2010 with respect to the consolidated statements of condition of Fairfield County Bank, MHC and subsidiaries (Fairfield) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2009, included herein and to the reference to our firm under the heading “EXPERTS” in the prospectus.

Our report refers to a change in Fairfield’s method of evaluating other-than-temporary impairments of debt securities due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board, as of April 1, 2009.

/s/ KPMG LLP

Short Hills, New Jersey

March 12, 2010